CHINA GREEN AGRICULTURE, INC.

Third floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, PRC 710065

April 1, 2025

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana

Re:	Enlightify Inc. (formerly known as China Green Agriculture, Inc.)

Form 10-K for the Fiscal Year Ended June 30, 2024

Filed October 15, 2024

File No. 001-34260

Dear Mr. Grana:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 12, 2024 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2024 (the “Form 10-K”).

We hereby file via EDGAR our response to the Comment Letter. The text of the Staff’s comment is set forth in italics below, followed by the response of the Company.

Part I, Item 1. Business, page 1

1. Please revise Part I, Item 1, “Business” to include substantially similar disclosures to your disclosures on pages 28 and 29 under the heading “Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.” In this regard, we note your responses to comments one and two in your letter dated August 29, 2024, which undertook to update Part I, Item 1, “Business” in future annual reports on Form 10-K to include this disclosure.

RESPONSE:

We undertake to add the language on Appendix “A” hereto to the Section entitled “Business”, immediately following the subsection titled “Cash Flows through Our Organization” in future filings.

2. We note your response to comment 1. We also note the following disclosure included in appendix E to your response letter dated October 1, 2024, which discussed loans and payments between you, your subsidiaries and the VIE, and which is not included in your annual report: “For the years ended June 30, 2022, 2023 and 2024, the CGA provided loans of RMB277 million, RMB58.4 million and RMB62.3 million, respectively, to Gufeng through Jinong, and received repayments of RMB50.2 million, RMB0.6 million and RMB1.6 million, respectively. For the years ended June 30, 2022, 2023 and 2024, CGA provided loans of RMB20.1 million, RMB5.3 million and RMB10.1 million, respectively, to the VIE through Jinong, and received repayments of RMB5.1 million, RMB1.8 million and RMB1 million, respectively.” Please tell us why this disclosure is not included in your discussion of cash flows on page 4 of your annual report, and confirm that, in future filings, you will quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.

RESPONSE: We confirm that in future filings, we will quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. between the second and third paragraphs in the section entitled “Cash Flows From Operations” (with appropriate adjustment to reflect subsequent periods).

Part I, Item 1C. Cybersecurity., page 40

3. We note you do not include Item 1.C Cybersecurity. Please revise or advise us why you do not provide the disclosure as applicable under Item 106 of Regulation S-K.

RESPONSE: We undertake to add the following Section 1C. Cybersecurity in future filings:

ITEM 1C CYBERSECURITY. Cybersecurity risk management is an integral part of our overall enterprise risk management program. The Company manages cybersecurity and data protection through a continuously evolving program. Our cybersecurity risk management program is designed to provide a framework for assessing, identifying and managing cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and to facilitate coordination across different departments of our Company. Our processes include steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, including whether the cybersecurity threat is associated with a third-party service provider, and implementing cybersecurity countermeasures and mitigation strategies and informing management and the board of directors of material cybersecurity threats and incidents.

The Board of Directors has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage and mitigate those risks. The Audit Committee of the Board of Directors (the “Audit Committee”) has been designated to oversee cybersecurity risks. The Audit Committee receives regular updates on cybersecurity and information technology matters and related risk exposures from our management. The Board of Directors also receives periodic updates from management and the Audit Committee on cybersecurity risks. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes designed to ensure that such potential cybersecurity risk exposures are monitored, putting in place mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Executive Officer. Management regularly updates the Audit Committee on our cybersecurity programs, which includes cybersecurity risks and mitigation strategies, vulnerability management, and on-going cybersecurity projects.

During the past fiscal year, we did not identify any cybersecurity incidents that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. It is possible that we may not implement appropriate controls if we do not detect a particular risk. In addition, security controls, no matter how well designed or implemented, may only mitigate and not fully eliminate the risks. Even when a risk is detected, disruptive events may not always be immediately and thoroughly interpreted and acted upon.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact our counsel, Robert J. Zepfel, at rjz@haddanzepfel.com.

Sincerely,

/s/ Zhuoyu Li
Zhuoyu Li, CEO

Appendix A

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex, and which evolve rapidly. (See also, “Risk Factors-- Risks Related to Doing Business in the PRC.”). We are organized not as a Chinese operating company but as a Nevada holding company with operations conducted by our subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China. This structure (a Nevada corporation with operations conducted by a Chinese VIE) involves unique risks to investors. To our knowledge, this structure and the contracts with VIE, has not been tested in court. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law generally prohibits direct foreign investment in local operating companies. Our shareholders may never hold equity interests in the Chinese operating companies. It is possible that that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and a material change in the value of our Common Stock, including a potentially significant decline (or, in some cases, becoming worthless). See also “Rick Factors-Risks Relating to Doing Business in the PRC”. As noted, these risks could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, there remain uncertainties regarding the application, interpretation, and enforcement of new and existing laws and regulations in the PRC. Compliance with the complex and evolving PRC laws, regulations, and regulatory statements may be costly, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our securities.

The PRC government may intervene or influence our operations in China, which may potentially result in a material adverse effect on our operations. For example, the government of the PRC has recently published new policies that significantly affect certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China, including enhanced supervision over China-based companies listed outside of China using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack-Down on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the Cyberspace Administration of China (the “CAC”) released the draft Administrative Regulations on Cyber Data Security (the “Draft Cyber Data Security Regulations”) for public comments, which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security.

While the Company has not engaged in securities offerings outside China, has no present intention to do so, and is not in the data processing business, it is possible that similar initiatives in the future could adversely affect the Company’s business The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, anti-monopoly and unfair competition, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us.

The Uyghur Forced Labor Prevention Act prohibits the import of certain goods from the Xinjiang Uyghur Autonomous Region of China. While the Company has operations in the Xinjiang Uyghur Autonomous Region, none of its products are imported into the United States, so that law should have no effect on the Company.

At present, these statements and regulatory actions have had no impact on our daily business operations. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our business operations.

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